Mail Stop 3010

September 21, 2008

VIA USMAIL and FAX (818) 597-1852

Mr. Michael P. Frawley
Chief Executive Officer and Chief Financial Officer
Frawley Corporation
5737 Kanan Road PMB 188
Agoura Hills, California 91301

Re: Frawley Corporation
Form 10-KSB for the year ended December 31, 2007
Filed on June 17, 2008
Amendment No. 1 to Form 10-KSB for the year ended December 31, 2007
Filed on November 10, 2008
Amendment No. 2 to Form 10-KSB for the year ended December 31, 2007
Filed on July 6, 2009
Amendment No. 1 to Form 10-Q for the three months ended March 31, 2008
Filed on July 6, 2009
File No. 001-06436

Dear Mr. Michael Frawley:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Accounting Branch Chief